FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2013

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:                      SYNGENTA AG
Disclosure:         “Syngenta to acquire African corn seed business”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG		Media contacts:		Analyst/Investor contacts:

Media Office		Paul Barrett		Jennifer Gough
CH-4002 Basel		Switzerland	+41 61 323 2323	Switzerland	+41 61 323 5059
Switzerland				USA	+1 202 737 6521
Tel:	+41 61 323 2323
Fax:	+41 61 323 2424	Paul Minehart		Lars Oestergaard
		USA	+ 1 202 737 8913	Switzerland	+41 61 323 6793
www.syngenta.com				USA	+1 202 737 6520

Basel, Switzerland, July 3, 2013

Syngenta to acquire African corn seed business

•	Combined portfolios offer new integrated crop solution opportunities
•	Comprehensive and diverse white corn germplasm portfolio secured
•	Supports commitment to build a $1 billion business in Africa

Syngenta announced today that it will acquire MRI Seed Zambia Ltd and MRI Agro Ltd (“MRI”), a leading developer, producer and distributor of white corn seed in Zambia. The white corn market has high growth potential and the crop is critical to Africa’s future food security.

Syngenta Chief Operating Officer, John Atkin, said: “This acquisition reflects our commitment to sustainable development in Africa, which is clearly emerging as the continent with the greatest growth potential. Smallholders and larger farmers in Zambia will quickly benefit from the combined innovation of MRI and Syngenta in seeds, seed care and crop protection. This will also provide the foundation for integrated crop solutions responding to the needs of African farmers.”

MRI Managing Director, Vladimir Ristanovic, said: “MRI´s success is directly linked to Zambia´s stable socio-political environment which has supported the development of one of the most vibrant seed industries in Africa. MRI is excited about the opportunity to further improve the availability of advanced technologies for corn growers in Zambia.”

MRI’s corn germplasm is among Africa’s most comprehensive and diverse, incorporating temperate, tropical and sub-tropical material. This unique portfolio will be developed to support expansion in high-growth East African markets and may be leveraged globally through Syngenta’s elite breeding programs.

In 2012, Syngenta committed to creating a $1 billion business in Africa by 2022, contributing to the transformation of agriculture by increasing access to technology and enabling the development of rural communities. A key goal is to help five million farmers increase productivity by 50 percent or more, while preserving the long term potential of the land. Syngenta will make cumulative investments of over $500 million in support of this undertaking, including the recruitment and training of over 700 new employees.

The transaction is subject to regulatory approvals and is expected to close by the end of 2013. No financial details were disclosed.

Syngenta - July 3, 2013/Page 1 of 2

Syngenta is one of the world's leading companies with more than 27,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life. Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life. For more information about us please go to www.syngenta.com

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions.Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements.We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties.Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors.This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta - July 3, 2013/Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	July 3, 2013	By:	/s/ Tobias Meili
			Name:	Tobias Meili
			Title:	Head Corporate Legal Affairs

		By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration